Exhibit 12.1

Sabine Pass Liquefaction, LLC

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except ratio)
Earnings:
Pre-tax income (loss) from continuing operations	$(238,274)	$(230,485)	$(265,617)	$(376,853)	$(194,490)	$(85,157)	$(36,511)
Fixed charges	469,948	388,248	531,885	398,263	238,992	35,474	14
Amortization of capitalized interest	138	—	—	—	—	—	—
Interest capitalized	(370,343)	(356,702)	(495,165)	(374,041)	(227,900)	(35,114)	—

Total earnings (loss) available for fixed charges	$(138,531)	$(198,939)	$(228,897)	$(352,631)	$(183,398)	$(84,797)	$(36,497)

Fixed Charges
Interest expense on indebtedness	$99,203	$31,261	$36,330	$23,909	$10,796	$139	$—
Interest capitalized	370,343	356,702	495,165	374,041	227,900	35,114	—
Interest expense on portion of rent	402	285	390	313	296	221	14

Total fixed charges	$469,948	$388,248	$531,885	$398,263	$238,992	$35,474	$14

Ratio of earnings to fixed charges (1)	—	—		—	—	—	—

(1)	For the purposes of computing these ratios: (i) earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest and (ii) fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the years ended December 31, 2015, 2014, 2013, 2012 and 2011, earnings were not adequate to cover fixed charges by $760.8 million, $750.9 million, $422.4 million, $120.3 million and $36.5 million, respectively. For the nine months ended September 30, 2016 and 2015, earnings were not adequate to cover fixed charges by $608.5 million and $587.2 million, respectively.